Exhibit 99.353

FORM 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

NexTech AR Solutions Corp. (the “Company”)

Suite 1200

750 West Pender Street

Vancouver, BC

V6C 2T8

Item 2.	Date of Material Change

A material change took place on August 26, 2021

Item 3.	Press Release

On August 26, 2021, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The Company announced that it had closed its previously announced acquisition of ARWAY Ltd. in consideration of the issuance of an aggregate of 609,666 common shares.

Item 5.	Full Description of Material Change

The material change is described in the Company’s press release attached hereto as Schedule “A”, which press release is incorporated by reference herein.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Evan Gappelberg

Item 9.	Date of Report

DATED at Toronto, in the Province of Ontario, this 1st day of September, 2021.

SCHEDULE “A”

Nextech AR Solutions Positioned To Lead The Metaverse With Today’s Closing Of

ARWAY Ltd.

Nextech Expands Its Tech Stack With ARWAY’s Cloud - 3D Mapping Technology

VANCOUVER, BC - Canada - August 26th, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that it has closed the previously announced acquisition of U.K. based spatial computing company ARWAY Ltd. (“ARway”) in an all-stock transaction and will hire key founders Baran Korkmaz and Nikhil Sawlani. This acquisition provides Nextech AR with a spatial mapping platform critical to building “mini-metaverses”, which the Company is actively pursuing and believes is a market opportunity as big as the metaverse itself.

Industry leaders such as Facebook, Epic Games, Microsoft and others have all identified the Metaverse as the future of the internet and computing itself. ARway AR cloud and 3D mapping technologies combined with Nextech’s scalable solutions for AR e-commerce, AR advertising, HoloX Human Holograms and AR Portals put Nextech in a leadership position in the race to the Metaverse.

To highlight this, Nextech’s CEO Evan Gappelberg and Founder of newly acquired ARway Baran Korkmaz sat down to discuss Nextech’s vision for “mini-metaverses”; ARway’s spatial mapping technology and what this acquisition means for Nextech’s future… Watch the livestream event here

With the announcement of the acquisition on August 10th, Evan Gappelberg, CEO of Nextech AR Solutions noted, “The potential for Nextech to be first to market with mini-metaverses, spatial maps as NFT’s in the metaverse and leveraging our creator platform HoloX to populate the metaverse with content at scale is super exciting to me. With (Nextech’s) global sales and marketing machine, our combined AI teams and our existing AR tech and resources as a public company, I feel confident that we will quickly take a leadership position in the AR metaverse!”

Baran Korkmaz, CEO Co-founder of ARway furthered Gappelberg’s sentiment when the acquisition was announced, “I believe this will be a historic moment in the development of the Metaverse, a vision that started over four years ago with ARway. Unifying human-machine understanding by connecting the digital and physical world to empower people to connect and share in deeper, more meaningful ways. And this vision is now becoming a reality with our new family at Nextech.”

ARway CEO and Co-founder Baran Korkmaz will be joining Nextech AR as Product Manager, AR, and ARway Co-founder Nikhil Sawlani will be joining as Software Engineer, AR.

Upon closing of the acquisition, the Company issued 609,666 common shares in the capital of the Company at a deemed value of CAD$2.06 per share. The common shares will be subject to certain contractual restrictions on trading for a period of up to 23 months from the date of issuance, and a statutory hold period expiring on December 27, 2021.

Watch a preview of ARway’s 3D mapping technology. This video showcases the 3D mapping of Westfield London’s atrium (size of a football pitch). The mapping was completed in under two minutes, using ARway’’s new spatial mapping engine. This technology is critical in scaling the creation of 3D maps to support geo-location based AR experiences, and will assist in executing the company’s vision of “mini-metaverses” (malls, university campuses, theme parks, stores, corporate headquarters, etc). Once the 3D maps are created, AR experiences such as wayfinding, human holograms, ads, products and more can populate the “mini-metaverse” at scale and provide immersive, engaging experiences for consumers. Watch Now

Preview what the 3D-Spatial Map looks like: Watch Now

About Arway

A spatial mapping platform critical to building the Metaverse. It is a Unity based platform that uses AI to scan and recognize surroundings for hyper-accurate location based 3D mapping. ARway provides users with an Augmented Reality Software Kit (SDK) to frame the digital world in a few minutes and combines robust mapping technologies for location persistent AR experiences across ARkit, ARcore and Microsoft Azure Spatial Anchors, delivered on cross-platforms Unity today, Unreal, Android Studio and Xcode/Swift soon, which unlocks true spatial computing within a single toolkit for iOS, Android and Hololens.

ARway has been creating persistence location experiences such as indoor navigation, guided tours, treasure hunts and many more with its No-code platform and has developed an ecosystem with over 1000+ developers, having created 3D maps in over 60 countries, with notable customers such as the British Telecom, Bosch, AirAsia, HCG Hospital, The City of London and the Guildhall School of Music and Drama, Nomtek.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

“Bradley Gittings”

investor.relations@nextechar.com

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